

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Via Email

Andreas Typaldos
Acting Chief Executive Officer
Arkados Group, Inc.
c/o Herb Sommer, Esq.
Sommer & Schneider LLP
595 Stewart Avenue, Suite 710
Garden City, New York 11530

> **Re:** **Arkados Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 17, 2011**
> **File No. 000-27587**

Dear Mr. Typaldos:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have outstanding Staff comments regarding your Form 10-K for Fiscal Year Ended May 31, 2010 and Forms 10-Q for Fiscal Quarters Ended August 31, 2010 and November 30, 2010. Please confirm that you will resolve all outstanding comments regarding these filings before filing a Definitive Information Statement on Schedule 14C.

2. Please revise your filing to provide the information required by Item 14(b)(2) and (3) of Schedule 14A with respect to STMicroelectronics, Inc.

Summary Term Sheet, page 5

3. We note that your Summary Term Sheet discussion on page 5 includes placeholders for
    several page references. Please revise to provide the applicable page references.

Use of Proceeds, page 19

4. Please expand your Use of Proceeds disclosure on page 19 to include a thorough
    discussion of the various agreements you have entered into that have resulted in the
    reduction of your outstanding debt obligations. Ensure that your revisions also clarify the
    type and amount of debt that will remain after all proceeds received from this transaction
    are used. We note that you provide some of this disclosure beginning in the last
    paragraph on page 6, but you provide no cross-reference to this discussion in your Use of
    Proceeds. Further, your discussion on page 6 indicates that your proceeds received will
    not be sufficient to cover your remaining unsecured debt, but the amount of this
    remaining debt is unclear.

Material Incorporated by Reference, page 39

5. Please note that it does not appear that you qualify to incorporate information by
    reference. Please revise your filing accordingly. See Item 14(e) of Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director